ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 Prima BioMed Ltd The leader in developing personalized immunocellular therapeutics Investor presentation February 2013 1 Exhibit 99.2

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The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889
(ASX:PRR and NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the
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Investor Update 1. Company strategy 2. CVac clinical development 3. Manufacturing & technology 4. Business development 5. Investor relations 6. Business matters 3

Company Strategy
Consolidate our leadership position in the development of
immunocellular therapeutics for cancer
Continued investment in our technology, operational platform, and product development to further increase value
Be “best-in-class” in 5 key areas of our business:
Human resources
Asset portfolio
Quality processes
Product development
Infrastructure
Longer term - monetize our assets through commercial
partnerships or licenses & continued investment to remain the leaders in immunocellular therapeutics for cancer in order to maximize shareholder value

Phase	Protocol	Population	Patients
1	CAN-001	Terminal cancer adenocarcinoma (breast, ovarian, fallopian tube, colon, lung, oesophageal)	10
2	CAN-002	Ovarian cancer patients with no further treatment options	28
2	CAN-003	Ovarian cancer patients in remission after 1st or 2nd line therapy	63
2	CAN-003x	Ovarian cancer patients who have progressed on CAN-003	9
2/3	CAN-004	Ovarian cancer patients in remission after 1st line surgery and chemotherapy	800 (est)

PRIMA BIOMED

CVac clinical development 5

CVac clinical building blocks
CAN-001 data (2005)
CAN-002 data (2007)
CAN-003 interim data (2012)
CAN-003 final data (2013)
CAN-004 top line data (2015)
Start new indications (2013)
CAN-003X case data (2014)

CAN-001 & CAN-002
•
Demonstrated the technological feasibility of
CVac production in Australia
•
Demonstrated the safety of CVac in a small
population
•
Demonstrated that CVac can stimulate an
immune response in cancer patients
•
Indications of clinical efficacy in late stage
ovarian cancer patients

CAN-003 outcomes to date
•
Manufacturing comparability between
Australia and US established
•
CVac safety profile continues to be attractive
•
Interim immune monitoring data (intracellular
cytokine staining) indicates a mucin 1 specific
t-cell response
•
Interim progression free survival data show
encouraging trends

CAN-003 upcoming data
•
3Q CY13 - Full immune monitoring profile of
63 patients over multiple time points during
and after dosing
•
4Q CY 13 – Final protocol analysis of
progression free survival and first evaluation
of overall survival
•
Goal – to evaluate the clinical endpoints & to
explore the relationship between immune
response and clinical outcome

CAN-003X
•
Small extension trial for patients who
progress during the CAN-003 trial
•
Evaluate longer-term safety of CVac &
interactions with other therapeutic agents
•
9 patients enrolled. Closed for further
enrollment

CAN-004 (CANVAS) status
•
Approved by regulators in 9 countries (including Australia,
USA, Belgium, Bulgaria, Belarus, Lithuania, Poland, Ukraine
and Germany)
•
Ethics committee approvals in 14 countries
•
46 cell collection centers inspected & trained; 28 activated to start the trial (26 Jan 2013)
•
14 clinical centers activated by Prima and allowed to recruit patients
•
26 patients consented to participate (30  Jan 2013); 23
patients have met study criteria and have been randomized
•
3 patients have been dosed (1 Feb 2013)

CANVAS goals
Validate and plan for a commercial-ready manufacturing
process in 3 global regions
Validate a companion Mucin 1 diagnostic test
Confirm acute and longer-term safety and tolerability of CVac in a larger patient population
Establish CVac efficacy by PFS and/or OS
Investigate CVac impact on quality of life factors
Exploration of biomarkers and  immune monitoring analysis
Support potential marketing approvals pending data
outcomes

CANVAS considerations
•
Learning from previous industry experience in
commercial scale-up and manufacturing challenges
•
Careful scale up of global manufacturing for the
largest autologous cell therapy trial undertaken
•
Harmonization of global regulatory demands for a
comparable product (blood collection, cell culture
media, manufacturing specifications)
•
Learning from recent data in cancer immunotherapy
(Provenge®, Yervoy®, Stimuvax®)
•
Analyzing CAN-003 immune monitoring and clinical
efficacy data (sample size, endpoint)

CANVAS expectations
•
Start recruitment in Europe early 2013
•
Significant scale up of clinical centers and
patients through 2013
•
Recruitment complete 2 half of 2014 – Prima is
controlling the rate of recruitment carefully and
will keep everyone informed
•
Top line data approximately 2015 – pending
recruitment and rate of progression events
CANVAS is a major investment and we always
ensure quality, safety, and data integrity

nd

CVac in new indications
•
Prima believes the interim immune data
demonstrate the activity of CVac and
believes it has potential applications in
addition to ovarian cancer
•
Plan to initiate 2-3 pilot trials in additional
cancer targets in 2Q CY 2013 pending the
appropriate funding
•
Goal is to expand the potential clinical
applications for CVac and the commercial
attractiveness of the franchise

Manufacturing & technology milestones
•
Scale up and characterization of M-FP
•
Product comparability in 3 global facilities
•
Automated logistics management
•
Customization & validation of shipping
materials and cold supply chain
•
Securing & obtaining regulatory approval of
supply chain of starting production materials

CVac manufacturing building blocks
Production feasibility (2004)
Professional manufacturing Australia (2006)
Tech transfer to USA facility (2009)
Aus-USA comparability (2010)
Tech transfer to Germany (2011)
Aus-USA-Germany comparability (2012)
Manufacturing scale-up (2013-14)
Manufacturing validation (2014-15)
Commercial ready production (2016)

CVac manufacturing overview 18 http://primabiomed.com.au/movies/movie_5.php

Manufacturing & technology plans
•
Long term planning for commercial scale up –
own facilities or partnership
•
Expand cell collection network
•
Continuous improvement & efficiency in
logistics management
•
Optimize production processes
•
Enhance quality control testing – significant
area for cost reduction and intellectual
property assets

Business development plan
•
Bring in complementary technologies that
can benefit from Prima’s expertise:
–
Antigen targets in addition to mucin 1
–
Immune cell products for clinical development
•
Partner products in late stage development
for commercialization:
–
Robust clinical proof of concept
–
Clear regulatory pathway
–
Scalable commercially viable manufacturing platform

Investor relations
•
Committed to consistent and clear
communication about the development of
the business and our programs
•
Continuation of quarterly shareholder
newsletters
•
Initiation of quarterly conference calls
starting with the December 2012 half year
report in a few weeks

Business matters
•
NASDAQ ADR program:
–
poor trading liquidity and increased expense for
accounting and compliance
–
increased awareness in the US and higher level of
transparency because of SEC
–
Prima will evaluate this program in 2013
•
Frankfurt/XETRA ADR listing:
–
nominal expense
–
directly tied to the NASDAQ ADR listing

•
Finances:
–
A$ 28 million in cash as of 31 December 2012
–
Cash burn of approximately A$ 5 million per quarter
–
Cash support expected from Australian R&D tax credit,
Saxony Development Bank and bank interest
–
CANVAS increased recruitment could moderately
accelerate cash burn from the current projection
–
Managing cash need for additional CVac indications or
new products

Business matters

•
Pending investment projects:
–
Pilot CVac trials in additional cancer indications
–
Manufacturing optimization
–
Potential addition of new clinical products
•
Monitoring capital needs:
–
Grant and subsidy programs
–
Raising capital from placement of new shares
–
Longer term - outlicensing/partnering/monetizing
Prima’s products and technology

Business matters

Investment thesis
Leadership position in an emerging field of
immunocellular therapeutics for cancer
Significant market potential to help cancer patients
with less toxic therapies and benefit shareholders
Discipline of continuous improvement in our
technology and manufacturing for improved quality
and cost effectiveness
Lead product with important near term
development catalysts and long term market growth
potential
Opportunity to leverage current technology and
assets to deepen our product pipeline
Global team & resources maximizes market
potential

Company catalysts & milestones
Indicative
timing
Event
2Q CY 2013 Announce pilot trials of CVac in new cancer targets
3Q CY 2013 CAN-003 immune monitoring (ICS) final data
4Q CY 2013
CAN-003 progression-free survival final data and
initial overall survival  data
2H CY 2014 CANVAS recruitment complete
CY 2014 Mucin 1 M-FP (antigen) manufacturing validation
CY 2014 Mucin 1 screening test validated
CY 2014 CVac manufacturing scale-up  (600+ patients)
2H CY 2015 Top line CANVAS data
CY 2015 CVac manufacturing validation
CY 2015/16 Data - pilot trials of CVac in additional indications
CY 2016 Establish commercial-ready CVac production
Continuous
improvement
Quality
production
Cost
efficiency